Exhibit 99.1 Press release

Quarterhill to Announce Q1 2018 Financial Results

OTTAWA, Canada – April 30, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), will release its financial results for the three-month period ended March 31, 2018, on Thursday, May 10, 2018. The Company will host a conference call and audio webcast at 10:00 AM ET the same day.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/1665412/0B32B4E32C27AB7B8AD1FA1DE90AED24

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/1665412/0B32B4E32C27AB7B8AD1FA1DE90AED24

Telephone replay will be available from 1:00 PM ET on May 10, 2018 until 11:59 PM ET on May 17, 2018 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID and Replay Passcode: 3867547

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

CFO

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com